March 4,
2021



Eric S. Purple, Esq.
Stradley Ronon Stevens & Young, LLP
2000 K Street, N.W., Suite 700
Washington, DC 20006-1871

               Re:    DGI Investment Trust
                      File Nos. 333-252816 and 811-23637
Dear Mr. Purple:
        On February 5, 2021, you filed a registration statement on Form N-1A for DGI
Investment Trust (the    Trust   ) to register shares of the DGI Balanced Fund
(the    Fund   ). Our
comments are set forth below. For convenience, we generally organized our comments using the headings and terms from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.
PROSPECTUS COMMENTS
Cover Page
1. Please include the exchange ticker symbol of the Fund   s shares. See Item
1(a)(2) of Form N-
   1A.
2. Please add prominent cover page disclosure that the Fund is intended for residents of Puerto
   Rico and that if you are not a resident of Puerto Rico, your tax consequences will be significantly different from other mutual funds. In addition, provide a cross-reference to the
   "Tax Information" section later in the prospectus.
Fees and Expenses of the Fund (page 5)
3. Please include the following sentence immediately preceding the fee table:
 You may pay
   other fees, such as brokerage commissions and other fees to financial intermediaries, which
   are not reflected in the tables and examples below.    See Item 3 of Form
N-1A.
4. The fee table includes a line item for    Fee Waivers and/or Expense
Reimbursement.    Please
   confirm if the fee waiver will be subject to recoupment. If so, please disclose the terms of recoupment and ensure the recoupment period is limited to three years from the date of the waiver/reimbursement. Please also disclose that any recoupments would be limited to the
 Eric S. Purple, Esq.
March 4, 2021
Page 2

   lesser of (1) the expense limitation in effect at the time of waiver, and
(2) the expense
   limitation in effect at the time of recapture.
5. Please disclose if the Fund plans to do any borrowing and, if so, please include interest expense in the fee table.
Principal Investment Strategies (page 6)
6. Please include the type or types of securities in which the Fund invests or will invest
   principally. For example, it is not sufficient to merely state that    (T)he
investment objectives
   of the Fund are to seek for the shareholders long-term capital appreciation and current income consistent with the investment policies of the Fund and prudent investment
   management.    See Item 4(a) of Form N-1A. Specifically:
           a. Please provide the types of equity and fixed income securities in which the Fund will invest. Also, include the credit rating criteria for the debt investments.
           b. Please describe the other type of securities the Fund will principally invest.
           c. Please provide disclosure that includes the Fund's intent to invest significantly in investments of the in the Commonwealth of Puerto Rico and operate as a
                 balanced    fund.
           d. Please provide a market capitalization policy in this section for the common
              stocks that will be held by the Fund   s portfolio. If the Fund
will invest in mid- or
              small-capitalization stocks, please provide corresponding risk disclosure in the
              discussions of the Fund   s risks, if applicable.
           e. Please include any policy to concentrate in securities or issuers in a particular industry or group of industries.
Principal Risks (pages 6-8)
7. The Fund describes in the Principal Risks section various risks that are not covered in the principal strategies section. For example, current disclosure may be inconsistent because the following risks are set forth as principal risks, but not as principal investment strategies.
           a.   Mortgage-Related and Other Asset-Backed Securities Risk
           b.   U.S. Government Securities Risk
           c.   Investment Company and ETF Risk
           d.   Derivatives Risk
           e.   Municipal Securities Risk
           f.   Leverage Risk
           g.   Long/Short Strategy Risk
           h.   Portfolio Turnover Risk
           i.   Smaller Companies Risk
 Eric S. Purple, Esq.
March 4, 2021
Page 3

   Please ensure that all risks disclosed are covered by a respective corresponding principal investment strategy. Alternatively, please explain to us why each of these risks do not constitute a respective principal investment strategy. See Instruction 2 to
Item 9 of Form N-
   1A.
8. Under the heading,    Investment Company and ETF Risk,    please include
that the Fund plans
   to invest in business development companies as is currently disclosed in footnote 2 of the fee table.
9. Under the heading,    Derivatives Risk,    please note that disclosure for
any principal
   investment related to derivatives should be tailored specifically to how a fund expects to be managed and should address those strategies that the fund expects to be the most important means of achieving its objectives and that it anticipates will have a significant effect on its
   performance. Disclosure of the Fund   s principal strategies and principal
risks discussing
   derivatives should not be generic and should discuss each derivative type. See Barry Miller letter to ICI located here:
https://www.sec.gov/divisions/investment/guidance/ici073010.pdf.
Performance (page 8)
10. Please tell us the appropriate broad-based securities market index the Fund intends to use in its average annual total return table. We may have more comments after reviewing your response. See Instruction 5 to Item 27(b)(7) of Form N-1A.
11. The disclosure says that performance information can be found by visiting a website. Please disclose the website and tell us in your response letter the website address.
Tax Information (page 9)
12. Please disclose that the Fund does not intend to qualify as a regulated investment company under Subchapter M of the IRC, and expand upon the tax consequences to non-residents of
    Puerto Rico that purchase shares of the Fund. Also, prominently disclose that shareholders that are not residents of Puerto Rico may have adverse tax consequences for U.S federal income tax purposes.
13. Disclosure currently says that Fund distributions may be subject to U.S. federal income taxes if made to shareholders who are not individual residents of Puerto Rico. Please also disclose the treatment of distributions from the Fund for U.S. federal income tax for residents of
    Puerto Rico.
Investment Policy and Eligible Securities (page 10)
14. Please summarize the investments described in this section in the Principal Investment
    Strategies section. Please note that Item 9 of Form N-1A requires a more comprehensive discussion of both the principal strategies and principal risks that affect
the Fund   s portfolio
 Eric S. Purple, Esq.
March 4, 2021
Page 4

   in this section than the earlier Principal Investment Strategies and Principal Risks sections required in response to Item 4 of Form N-1A.
15. Please add disclosure explaining the concept of an    implied equivalent
rating.
Additional Principal Risk Information (page 12-29)
16. We note that the Principal Investment Risks appear to be in alphabetical order. Please reorder the risks to prioritize the risks that are most likely to adversely affect
the Fund   s net asset
    value, yield, and total return. Please note that after listing the most significant risks of the
    Fund, the remaining risks may be alphabetized. See speech of Dalia Blass to the ICI, Oct.
    25, 2018.
17. This section includes risks that appear to be both principal and non-principal to the Fund.
    Please revise the disclosure to clarify which risks are non-principal to the Fund as required by Item 16(b) of Form N-1A.
18. Under the heading,    Convertible Securities Risk:
           a. We note that the Fund invests in convertible securities. Since the Fund invests in
              contingent convertible securities (   CoCos   ), the Fund should
consider what, if
              any, disclosure is appropriate. The type and location of disclosure will depend on, among other things, the extent to which the Fund invests in CoCos, and the characteristics of the CoCos, (e.g., the credit quality, the conversion triggers). If
              CoCos are or will be a principal type of investment, the Fund should provide a description of them and should provide appropriate risk
disclosure.
           b. Disclosure in this section states that many convertible securities have credit ratings that are below investment grade. Please disclose whether the Fund will invest in high yield securities (junk bonds) and include disclosure in the Principal
              Risks section, if applicable.
19. Under the heading,    Corporate Loan Risk,    it appears that some of the
loans held by the
    Fund may pay interest based on LIBOR, which is expected to be discontinued after 2021.
    Please either disclose the risks associated with the discontinuation of LIBOR or explain to us why the discontinuation of LIBOR is not a principal risk of the Fund.
20. Under the heading,    Tax Risks,    the disclosure states that the Fund is
a foreign corporation.
    Please correct this to clarify that the Fund is incorporated in Puerto
Rico.
Management of the Fund (page 30)
21. Please confirm whether Oriental Trust is registered as an investment adviser under the
    Investment Advisers Act of 1940, as is required. If Oriental Trust is not registered, please explain when it expects to register.
 Eric S. Purple, Esq.
March 4, 2021
Page 5

Fund Expenses (page 30)
22. Please confirm all applicable fees and expenses are included in fee table. See Item 3 and all instructions thereto in Form N-1A.
STATEMENT OF ADDITIONAL INFORMATION
The Trust (Page B-2 to B-3)
23. Please disclose the date of organization of the Fund. See Item 15(a) of Form N-1A.
24. Please disclose whether the Fund has been engaged in any business other than that of an investment company. See Item 15 of Form N-1A.
Fundamental Policies (Page B-34)
25. The Fund   s concentration policy appears to reserve discretion as to when or whether the
    Fund would concentrate. It has been the staff   s longstanding position
that a fund may not
    change its policies with respect to concentration without a shareholder vote, whether or not the fund previously disclosed that it may do so, unless the statement of investment policy clearly indicates when and under what conditions any changes between concentration and
    non-concentration would be made. Therefore, please revise the Fund   s
policy to remove this
    discretion (e.g.,    the Fund may classify and re-classify companies in a
particular industry and
    define and re-define industries in any reasonable manner   ) or clearly
indicate when and under
    what conditions those changes would be made. See Statements of Investment Policies of
    Money Market Funds Relating to Industry Concentration, Investment Company Act Release
    No. 9011 (Oct. 30, 1975).
Trustees and Executive Officers (page B-37)
26. We note that much of the information required by this section has been left blank. Please
    ensure that the Trust   s pre-effective amendment provides all of the
information required by
    Item 17(b)(10) of Form N-1A for each Trustee, including the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a
    Trustee of the Fund.
Financial Statements (Page B-54)
27. Please include one year of financial statements for the Original Trust in the Prospectus and ensure these financial statements have been audited in accordance with U.S. GAAP and
    Article 12 of Regulation S-X as required by Article 6-11 of Regulation S-X. Supplementally, please confirm if the Original Trust was audited and, if so, under which auditing standards.
28. Please explain in correspondence how the registrant plans to present their financial statements, including the Statement of Changes in Net Asset and Financial Highlights, in the
    first N-CSR filed after the effective date of the registration statement. Eric S. Purple, Esq.
March 4, 2021
Page 6

Part C
29. The paragraph titled    Insofar as indemnification...    is missing the
following:    In the event
    that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by
    the final adjudication of such issue.    See Rule 484 of under the
Securities Act of 1933
    (   Securities Act   ).
Signature Page
30. We note that only one Trustee has signed the registration statement. Please ensure that all future amendments to the registration statement are signed by a majority of Trustees, as required by Section 6(a) of the Securities Act.
General Comments
31. Please complete or update all information that is currently in brackets or missing in the registration statement (e.g., fee table, expense example, sub-adviser, portfolio managers, purchase and sale of Fund shares, information in the statement of additional information, and exhibits). We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.
32. Please advise us if you have submitted or expect to submit any exemptive applications or no-
    action requests in connection with your registration statement. Please also tell us whether the registrant is relying on no-action relief. The staff may have additional comments.
33. Response to this letter should be in the form of a pre-effective amendment filed pursuant to
    Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Where changes are made in response to our comments, provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate the change.
We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
                                       * * * * *
 Eric S. Purple, Esq.
March 4, 2021
Page 7

       If you have any questions prior to filing a pre-effective amendment, please call me at
(202) 551-6478.
                                                            Sincerely,
                                                            /s/ Ashley
Vroman-Lee
                                                            Ashley Vroman-Lee
                                                            Senior Counsel


cc:    Michael J. Spratt, Assistant Director
       Michael J. Shaffer, Branch Chief